UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On September 25, 2026, Arbe Robotics Ltd. (the “Company”) entered into warrant amendment agreements (the “Warrant Amendment Agreements”) with the holders of all of the existing outstanding Tranche A ordinary share purchase warrants to purchase up to an aggregate of 8,131,866 ordinary shares of the Company, par value NIS 0.000216 per share (the “Ordinary Shares”) (the “Existing A Warrants”) and Tranche B ordinary share purchase warrants to purchase up to an aggregate of 8,131,866 Ordinary Shares (the “Existing B Warrants” and together with the Existing A Warrants, the “Existing Warrants”). Under the Warrant Amendment Agreements, the Company has agreed to (A) amend the Existing A Warrants to (i) reduce the exercise price to $1.10 per Ordinary Share and (ii) extend the termination date to November 4, 2030 and (B) amend the Existing B Warrants to (i) reduce the exercise price to $1.00 per Ordinary Share and (ii) extend the termination date to November 4, 2029. The Existing Warrants were originally issued on November 4, 2024.

Incorporation by Reference

This report on Form 6-K is incorporated by reference in any registration statements on Form F-3 or Form S-8 that incorporate by reference material filed by the Company with the SEC.

Exhibit Index

Exhibit No.	Document Description
Exhibit 10.1	Form of Warrant Amendment Agreement, dated September 25, 2026, by and between the Company and the holders signatory thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: September 25, 2026	By:	/s/ Ram Machness
	Name:	Ram Machness
	Title:	CEO

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